Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 25, 2014

Recruiting Talking Points and FAQ

Key Messages for Candidates

•	Covidien and Medtronic announced a definitive agreement under which Covidien has agreed to combine with Medtronic.

•	Hiring will continue to meet the business needs of Covidien.

•	There will be no changes in your relationship with Covidien, and your day-to-day recruiting contacts will remain the same.

•	Until the transaction closes, which is subject to certain conditions but which we expect will occur in the fourth calendar quarter of 2014 or early 2015, we will continue to operate as separate companies. As an independent company we are continuing our work in product development, R&D and all aspects of serving our customers.

•	Our team is committed to a smooth transition and we fully expect a seamless integration upon completion of the transaction.

•	We look forward to this exciting new chapter and appreciate your continued interest.

Additional Detail

•	This combination will create the world’s premier medical technology and services company with a comprehensive product portfolio and broad global reach that is better able to improve healthcare outcomes.

•	Like Covidien, Medtronic is a global leader in medical technology, services and solutions.

•	Medtronic provides physicians, patients and hospitals with an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes, and chronic pain.

•	Our businesses are highly complementary and have limited overlap in sales, marketing and R&D. The combined company will have an even greater R&D pipeline. In particular, the combined company will remain strongly committed to the U.S. market through enhanced R&D investment and as a healthcare innovator, strategic business partner and employer of choice.

•	Both Covidien and Medtronic take pride in developing technology and services that will allow our physicians and customers to improve patient care and control costs.

•	Ultimately, our increased breadth will strengthen our ability to build career opportunities for our employees.

•	As we move through this process, we will continue to keep you updated on important developments.

•	If you have any questions, please feel free to reach out to your usual Covidien representative.

•	Thank you for your continued interest in Covidien.

RPO/AMS Guidelines

•	Covidien engaged in an RPO model to increase service, improve efficiency and increase flexibility to more effectively manage the ebbs and flows of the business.

•	AMS and Covidien have worked together to develop a global model that delivers exceptional results in terms of time to fill, source mix, and hiring manager satisfaction.

•	Hiring volumes will continue to shift, up and down, globally and as has been our practice, Covidien will be transparent with AMS in forecasting.

•	We believe the model is strong and are looking forward to sharing our experience with Medtronic if and when the transaction closes.

•	AMS recruiters should follow the guidelines presented in this document.

Candidate FAQ

1.	What was announced?

•	We have just announced that Covidien has agreed to combine with Medtronic in a transaction that we believe will better position Covidien to achieve our long-term goal of treating more patients throughout the world.

2.	What is Medtronic?

•	Medtronic provides physicians, patients and hospitals with an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes, and chronic pain.

•	Medtronic prides itself on improving lives every 3 seconds: through its work on patents, clinical trials, medical conditions and solving complex medical challenges every day – among other things.

3.	Why is Medtronic acquiring Covidien?

•	Joining with Medtronic marks a new chapter for growth and development for Covidien and represents our best opportunity to achieve our long-term goal of treating more patients throughout the world.

•	This compelling transaction will position the combined organization as one of the largest providers of medical technology and services in the world, with increased capability to drive clinical and economic value for patients, physicians and healthcare systems.

•	As part of a stronger and larger company, we expect to have the ability to offer our valued customers one of the broadest and most proven portfolios of products, services and solutions to improve patient care and control costs.

4.	How long before the transaction is completed?

•	The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015, subject to approvals from both Covidien and Medtronic shareholders, regulatory approvals and certain other closing conditions.

5.	How will this transaction affect career opportunities at Covidien?

•	In the short term and until the transaction closes, Covidien will operate as an independent company and will make hiring decisions based on the best interests and needs of the company.

•	If the transaction closes as planned, we expect the combined company to provide enhanced opportunities for career development.

6.	Why should I consider joining Covidien now?

•	This is an exciting time at Covidien. We are attempting to create the premier global medical technology and services company with comprehensive product portfolio and broad global reach.

•	Covidien is:

•	#1 in Minimally Invasive Surgery

•	#1 in Peripheral Vascular

•	#1 in Neurovascular

•	#1 in Respiratory & Monitoring

•	#1 in Medical Supplies (U.S.)

7.	Who can I contact if I have more questions? Will my representative change? How will I know about the progress of the transaction?

•	As always, if you have any questions, please feel free to call your recruiting contact.

•	Until the closing of the transaction, which is subject to certain conditions, your interactions with us will remain unchanged, and Covidien and Medtronic will continue to operate as independent companies.

Recruiter FAQ

1.	Can we continue to recruit Medtronic employees?

•	Until the closing of the transaction, we will continue to operate separately and independently with respect to recruiting and the announcement of the transaction does not change that.

•	Any offers issued prior to June 17, 2014 will be honored according to the terms of the offer.

2.	What should we communicate to candidates currently interviewing with Covidien?

•	You can share the Key Messages and Additional Details provided above. You can also refer candidates to the Covidien website for more information.

•	Candidates should know that until the transaction closes, Covidien and Medtronic are two independent companies.

•	Do not make any employment commitments or offer your own opinions about future job opportunities in the potential new company.

3.	What should we communicate to candidates who have existing offers on the table or to those who have already accepted Covidien offers but have not started?

•	Unless you receive direct communication about specific roles from local management, Covidien will honor existing offers and we are excited to have the candidate join our team.

•	The increased breadth of the new company will potentially provide new opportunities for employees.

4.	What should we communicate with Interns currently working at Covidien about potential future career opportunities?

•	This will be a fascinating time at Covidien and will be a great time to build their experience.

•	Covidien continues to be committed to the existing internship program and our current interns.

5.	Do we anticipate any slowdown in hiring, particularly in Corporate?

•	Covidien continues to operate as an independent company and will manage our workforce as such.

•	Recruiting demand, consistent with our history, will likely vary by function, business and geography. In some areas there will likely be slow downs, while we expect expansion in other areas.

•	Corporate roles needed to run the Covidien business will continue to be filled.

6.	Is there anything we need to change in the offer letter, either now or in the foreseeable future, given the potential acquisition of Covidien by Medtronic?

•	Covidien is currently operating as an independent company and we do not expect major changes to offer letters in the foreseeable future.

•	Please refer to local policy/legal for any exceptions.

7.	Are we able to offer candidates protections or incentives to join Covidien?

•	Consistent with current practices, offers should follow guidelines, HR protocols, and benchmarks.

•	Covidien does not intend to offer additional incentives or make additional commitments to candidates.

•	Exceptions must be approved by the Compensation COE.

Hiring Manager FAQ

1.	Can I expedite the filling of my open roles to ensure placement?

•	All openings will continue to follow approved approval flows and existing recruiting practices.

2.	Is there a hiring freeze in place?

•	Covidien continues to be an independent company until the transaction closes (which is subject to certain conditions). Hiring decisions will be made based on criticality to business, risk, and financial impact. This is no different than existing practices.

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.